SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

                           EMBRATEL PARTICIPAÇÕES S.A.

                        CNPJ/MF Number 02.558.124/0001-12
                                NIRE 333002637-7
                             Publicly Traded Company
                         CVM Registration Number 01764-7

                           Term of Non-Installation of
                  Special Meeting called for November 26, 2002

Special Meeting of EMBRATEL PARTICIPAÇÕES S.A. called for November 26 2002;

1 - Date,  Time  and  Place:  November  26,  2002,  at 3 p.m.  at the  company's headquarters,  at Rua Regente  Feijó,  no. 166, room 1687 - B,  Downtown,
City and State of Rio de Janeiro.

2 - Present: There was no legal quorum of two-thirds (2/3) of the voting capital for installation of the Meeting in first call.

3 - Term of Non-Installation:  Since the legal quorum required to open a Special
Meeting was not achieved,  the Board of Directors'  Vice-Chairman,  Dilio Sergio
Penedo  informed  those  present that the meeting will be held in second call in such place,  date and time as timely informed to the Shareholders as required by law.

Dilio Sergio Penedo
Vice-Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2002

Embratel ParticipaÇões S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.